EXPLANATION OF RESPONSES
(1)
On February 17, 2021, Insight Venture Partners IX, L.P., Insight Venture Partners (Cayman) IX, L.P., Insight Venture Partners (Delaware) IX, L.P. and Insight Venture Partners IX (Co-Investors), L.P. (collectively, the “IVP IX Funds”) distributed an aggregate of 1,499,924 shares of common stock of the Issuer pro rata to their partners in accordance with their respective ownership interests as determined in accordance with the applicable limited partnership agreement of such entities (the “Initial Distribution”).  In connection with the Initial Distribution, Insight Venture Associates IX, L.P. (“IVA IX”), the general partner of each of the IVP IX Funds, acquired direct ownership of 202,950 shares of common stock. On February 17, 2021, IVA IX distributed 202,950 shares of common stock pro rata to its partners in accordance with their respective ownership interests as determined in accordance with the limited partnership agreement of IVA IX (the “IVA IX Distribution” and, together with the Initial Distribution, the “Distribution”). The respective partners of the IVP IX Funds and IVA IX did not furnish any consideration in exchange for shares received in connection with the Distribution.

(2)	Held directly by Insight Venture Partners IX, L.P.
(3)	Held directly by Insight Venture Partners (Cayman) IX, L.P.
(4)	Held directly by Insight Venture Partners (Delaware) IX, L.P.
(5)	Held directly by Insight Venture Partners IX (Co-Investors), L.P.